BETA CAPITAL SECURITIES, LLC

REPORT PURSUANT TO RULE 17A-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934 AND REGULATION
1.16 UNDER THE COMMODITY EXCHANGE ACT

DECEMBER 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48481

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beta Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue, Suite 1201
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Idelma Hervis — 305-358-8814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name – *if individual, state last, first, middle name*)

3310 Mary Street, Suite 501	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Noelia Povedano _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Beta Capital Securities, LLC _____ , as

of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



JOHN E. HEALY
MY COMMISSION # GG 293064
EXPIRES: May 18, 2023
Bonded Thru Notary Public Underwriters

_____
Signature

_____
CEO
Title



Notary Public   ⭐ Personally known.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. AS AMENDED
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

KAUFMAN | ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Beta Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Beta Capital Securities, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Beta Capital Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Beta Capital Securities, LLC's management. Our responsibility is to express an opinion on Beta Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Beta Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



KAUFMAN | ROSSIN
cpa • advisors

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Beta Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Beta Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Beta Capital Securities, LLC's auditor since 1995.

Miami, Florida
March 15, 2021,except for the Supplemental Information for Possession or Control Requirements Under Rule 15c3-3, as to which the date is December 10, 2021

BETA CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CASH AND CASH EQUIVALENTS	$	21,359,640
RESTRICTED CASH - SEGREGATED UNDER FEDERAL REGULATIONS		6,750,000
RECEIVABLES FROM BROKER-DEALERS, CLEARING ORGANIZATIONS AND COUNTERPARTIES		4,106,846
RECEIVABLES FROM CUSTOMERS		5,090,078
PROPERTY AND EQUIPMENT		241,592
RIGHT-OF-USE ASSET		1,355,331
DUE FROM RELATED PARTIES		119,782
OTHER ASSETS		1,326,242
	$	40,349,511

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Payables to customers	$	10,002,622
Payables to broker-dealers, clearing organizations and counterparties		1,296,499
Commissions payable		718,708
Accounts payable and accrued liabilities		810,143
Line of credit – related party		8,399,995
Lease liability		1,579,848
Total liabilities		22,807,815
COMMITMENTS AND CONTINGENCIES (NOTE 9)		
MEMBER'S EQUITY		17,541,696
	$	40,349,511

BETA CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

REVENUE		
Commissions	$	9,659,229
Riskless principal transactions		6,752,557
Interest and dividends		328,378
Income attributable to PPP loan forgiveness		726,000
Other		681,685
Total revenue		18,147,849
EXPENSES		
Clearing charges		1,596,709
Commissions		9,202,010
Data services and research		468,939
Depreciation and amortization		117,088
Insurance		249,341
Interest		173,957
Other general and administrative		535,123
Professional fees		482,332
Rent		352,612
Salaries and related		3,087,357
Telephone		44,545
Total expenses		16,310,013
NET INCOME	$	1,837,836

BETA CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

		Member's Equity
Member's Equity as of December 31, 2019	$	14,953,860
Contributions		750,000
Net income		1,837,836
Member's Equity as of December 31, 2020	$	17,541,696

BETA CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,837,836
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		117,088
Affiliate reimbursement of depreciation and amortization		22,937
Income attributable to forgiveness of PPP loan		(726,000)
Non-cash lease expense		289,295
Changes in operating assets and liabilities:		
Receivable from broker-dealers, clearing organizations and counterparties		1,955,230
Receivable from customers		(4,052,654)
Other assets		(113,951)
Due from related parties		158,865
Payable to customers		1,250,001
Payables to broker-dealers, clearing organizations, and counterparties		(2,417,452)
Due to related parties		(26,608)
Commissions payable		(140,577)
Accounts payable and accrued liabilities		(264,757)
Lease liability		(312,407)
Total adjustments		(4,260,990)
Net cash used in operating activities		(2,423,154)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(12,708)
Net cash used in investing activities		(12,708)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net repayments on line of credit – related party		(3,400,005)
Borrowings from PPP loan		726,000
Contributions		750,000
Net cash used in financing activities		(1,924,005)
NET DECREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH		(4,359,867)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH – BEGINNING		32,469,507
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH – END	$	28,109,640
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	195,065
Cash paid for amounts included in the measurement of the lease liability – operating cash flows from operating leases	$	407,276
Reconciliation of cash, cash equivalents and restricted cash as reported within the accompanying statement of financial condition to the amount in the statement of cash flows:		
Cash and cash equivalents	$	21,359,640
Restricted cash – segregated under federal regulations		6,750,000
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$	28,109,640

See accompanying notes.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Beta Capital Securities, LLC (the Company) is registered with the Securities and Exchange Commission as a broker-dealer of various types of equity, debt, commodity, and mutual fund securities.   The Company acts in an agency and riskless principal capacity, buying and selling these securities for its customers, primarily within Latin America, and charging a commission. The Company is a wholly owned subsidiary of Credit Andorra US GP (USGP). The Company is approved by Financial Regulatory Authority (FINRA), the Company's self-regulatory organization, to conduct self-clearing operations.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having original maturities of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Cash Segregated in Accordance with Federal Regulations

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of December 31, 2020 was calculated to be $3,070,633. The Company had $6,750,000 cash on deposit in the reserve bank accounts, which was $3,679,367 more than the amount required.

Customer Concentration

The Company has two customers that accounted for $4,816,119 or 27% of the total 2020 revenue.

Receivable from and Payable to Customers

Receivable from and payable to customers include amounts related to cash and margin transactions. Customer cash receivables and payables arise from timing differences in the receipt and disbursement of customer funds. In margin accounts, the Company extends credit to its customers to finance their purchases of securities. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the statement of financial condition.

Commissions Payable

Commissions payable relates to amounts due to the Company's registered representatives for customer sales of securities and are recorded based on agreed upon commission payout percentages, as commission revenue is accrued.

Property and Equipment

Property and equipment is recorded at cost.   Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently. Depreciation of property and equipment is computed using the straight-line method based upon estimated useful lives of three to five years.   Amortization of leasehold improvements is computed using the straight-line method over the shorter of the term of the lease or the estimated useful lives of the assets, which ranges from seven to nine years.

Leases

In accordance with ASC 842 – *Leases*, the Company records a right-of-use asset and related lease liability on the statement of financial condition for leases in excess of one year.   Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate of 3.75% to determine the Company's effective cost of capital.   Lease costs for lease payments are recorded on a straight-line basis over the term of the lease.   The Company also has a short-term lease with a related party that has a lease term of 12 months or less. Right-of-use asset and lease liability is not recognized for this lease (see Note 7).

Defined Contribution Plan

The Company maintains a 401(k) plan covering substantially all employees, with the Company matching up to 4% of employee payroll deferrals at the Company's discretion.   For the year ended December 31, 2020, the Company matched employee contributions to the 401(k) plan in the amount of $96,875, which is included as part of salaries and related in the accompanying statement of operations.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results could differ from those estimates.

Income Taxes

The Company is a Limited Liability Company, which is a disregarded entity for federal income tax purposes.   Instead, its taxable income or loss is reflected on USGP's income tax return. No provision for income taxes is included in the accompanying financial statements, as the Parent does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years *(generally a period of three years from the later of each return's due date or the date filed)* that remain subject to examination by the Company's major tax jurisdictions.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement

In accordance with ASU 2018-15, the costs associated with implementing the Company’s self-clearing operation have been capitalized and included in other assets on the statement of financial condition. These costs are being amortized over 6 years, which is the life of the related service contract. The expense is included in data services and research on the statement of operations. At December 31, 2020, capitalized self-clearing implementation costs amounted to $811,228, with accumulated amortization on those costs being $185,583. Amortization expense of capitalized self-clearing implementation costs for the year ended December 31, 2020 amounted to $157,904.

NOTE 2. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The Company maintains deposits at various financial services companies that the Company utilizes to facilitate its self-trading operations and legacy fully disclosed clearing activity. At December 31, 2020, the Company’s had deposit balances of $800,405 included in the accompanying statement of financial condition.

Other Risk Concentrations

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its clearing firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring

NOTE 2. **RISK CONCENTRATIONS (continued)**

customers to maintain margin collateral in compliance with various regulatory and internal guidelines.   The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 3. **RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS, CLEARING ORGANIZATIONS, AND COUNTERPARTIES**

Receivables from and payables to brokers-dealers, clearing organizations, and counterparties result from the Company's processing of customer transactions and consisted of the following as of December 31, 2020:

Receivable:		
Institutional	$	3,525,125
Margin deposit		501,193
Commissions receivable from broker-dealers		80,528
	$	4,106,846
Payable:		
Institutional	$	1,166,645
Custody		1,316
Securities failed to receive		128,538
Broker-dealer		-
	$	1,296,499

NOTE 4. **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined.   At December 31, 2020, the Company's "Net Capital" was $15,224,837 which exceeded the requirements by $13,769,309 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.43 to 1.

NOTE 5. **PROPERTY AND EQUIPMENT**

Property and equipment at December 31, 2020 consisted of the following:

Furniture and fixtures	$	128,365
Software		329,078
Leasehold improvements		648,259
Office equipment		347,297
		1,452,999
Less: accumulated depreciation and amortization		(1,211,407)
	$	241,592

Depreciation and amortization expense, amounted to $117,088 for the year ended December 31, 2020.

NOTE 6.   LOAN FORGIVENESS

In May 2020, the Company received a Payroll Protection Program (PPP) loan authorized by the Coronavirus Aid, Relief and Economic Security (CARES) Act in the amount of $726,000 bearing an interest rate of 1% per annum.   In December 2020, the Small Business Administration (SBA) approved the Company's application for full forgiveness of the loan. The income attributable to the forgiveness in the amount of $726,000 is recognize in the statement of operations.   The SBA retains the right to audit appropriateness of borrowers' participation in the program for a period of six years from forgiveness.

NOTE 7.   RELATED PARTY TRANSACTIONS

Beta Capital Management, LLC

During 2020, the Company charged $1,510,048 to Beta Capital Management, LLC (BCM) as reimbursement for use of office space, property and equipment, administrative support, and certain Company employees that provided services to BCM which is included as a reduction to expenses in the accompanying statement of operations.   Additionally, the Company has a revenue sharing agreement with BCM for which the Company pays BCM 25% of the Company's retention on certain revenue earned.   During 2020 the Company incurred an expense of $186,779 relating to this revenue sharing agreement.   At December 31, 2020, $110,248 is due from BCM.   BCM is related by common ownership.

Credit Andorra, S.A.

In October 2019, the Company entered into a loan agreement with an affiliate, Credit Andorra S.A. (CA SA), whereby CA SA provided the Company with a line of credit in the amount of $47,600,000 at an interest rate equal to the 3 month LIBOR plus .5% (effectively .74% at December 31, 2020) on any outstanding balance.   The line of credit maturity date is December 20, 2021, with automatic one-month extensions thereafter until formal notification is given by either the Company or CASA.   As of December 31, 2020, the Company has a loan balance of $8,399,995.   During the year ended December 31, 2020, interest on the loan amounted to $173,957, and was fully paid at December 31, 2020.

Credit Andorra US GP, LLC

During 2020, USGP rented office furniture to the Company under a month-to-month lease. In 2020, the Company paid USGP $34,008 for rental of these fixed assets.

Banco Credit Andorra Panama

In 2015, Banco Credit Andorra Panama, an affiliated Panamanian bank made loans to two employees of the Company totaling $700,000.   On a monthly basis, the Company withholds funds from the commissions earned by these employees and remits it to Banco Credit Andorra Panama.   At December 31, 2020, there was no balance due to the Company to Banco Credit Andorra Panama.   In connection with the bank loans, the Company has entered into a retention bonus agreement with the two employees whereby the Company will pay the final $150,000 of the loans if the two employees complete seven years of employment with the Company for the period of April 15, 2015 to April 15, 2022.   At December 31, 2020, the Company has accrued $123,234 for the retention bonus, which is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 7. RELATED PARTY TRANSACTIONS (continued)

Securities Transactions

The Company was the counterparty to securities transactions with parties related through common ownership which resulted in approximately $4,313,310 or 25% of the Company's 2020 total revenue.

Alternative Products

The Company's customers have Alternative Investment Product (AIP) positions, where the Company is a distributor, and a related party is an AIP administrator. These transactions have cleared through the AIP platform of National Securities Clearing Corporation (NSCC), of which both the Company and related party are members.

NOTE 8. LEASES

The Company is obligated under non-cancelable operating leases for office space and equipment expiring in 2024. The Company's office space lease requires the Company to make variable payments for common area maintenance and taxes. These variable payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

Total lease cost for the year ended December 31, 2020 is comprised of the following:

Operating lease cost	$ 381,293
Variable lease cost	45,251
Short-term lease cost	34,008
Reimbursed lease costs charged to BCM (Note 6)	(107,940)
	$ 352,612

The future minimum annual lease payments under the Company's operating lease liabilities for years subsequent to December 31, 2020 are as follows:

2021	$ 453,346
2022	408,616
2023	416,361
2024	428,844
Total payments due under operating lease liabilities	1,707,168
Less amount representing interest	(127,319)
Total present value of net minimum lease payments	$ 1,579,848

The weighted average remaining lease term for the operating leases is approximately 47 months.

NOTE 9.   COMMITMENTS AND CONTINGENCIES

Service Contracts

The Company is party to certain long-term contracts for systems and services that enable back-office trade processing and clearing for its products and service offerings.

Future minimum payment under service contracts with initial terms greater than one year as of December 31, 2020 were approximately the following:

2021	$ 1,021,000
2022	815,000
2023	405,000
2024	230,000
	$ 2,471,000

Legal and Regulatory

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread globally. While the disruption is currently expected to be temporary, there is uncertainty around the duration. At this stage, we have not experienced any material adverse effect.

NOTE 10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 15, 2021, the date these financial statements were issued, and determined that no additional financial statement recognition or disclosure is necessary.

SUPPLEMENTAL INFORMATION

BETA CAPITAL SECURITIES, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2020

CREDITS

Member's equity	$	17,541,696

DEBITS

Property and equipment	241,592
Due from related parties	119,782
Margin deposit	501,193
Other assets	1,333,369
Total debits	2,195,936

NET CAPITAL BEFORE HAIRCUTS — 15,345,760

HAIRCUTS — 120,923

NET CAPITAL — 15,224,837

MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $250,000
OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $21,832,919 — 1,455,528

EXCESS NET CAPITAL — $ 13,769,309

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL — 1.43 to 1

SCHEDULE OF AGGREGATE INDEBTEDNESS

Loans payable	$	8,399,995
Payables to customers		10,002,622
Payables to brokers, clearing organizations and counterparties		1,296,499
Accounts payable and accrued liabilities & other		810,143
Commissions payable		718,708
Lease liability in excess of right-of-use lease assets		224,517
Other		380,435
Total aggregate indebtedness	$	21,832,919

Aggregate Indebtedness per the above computation is $85,495 less than the Company's corresponding unaudited Form X-17A-5 Part II filing, which resulted in a lower minimum net capital requirement and corresponding higher excess net capital in the amount of $4,861, per the above computation.

There are no other material differences that exist between the above computation and the Company's corresponding unaudited Form X-17a-5 Part II filing.

See report of independent registered public accounting firm.

BETA CAPITAL SECURITIES, LLC
COMPUTATION FOR DETEMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-3
DECEMBER 31, 2020

CREDIT BALANCES

Free credit balances and other credit balances in customers' securities accounts	$	10,002,622
Customers' securities failed to receive		1,295,183
Commission rebate & recapture		388,028

TOTAL CREDITS		**$11,685,833**

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts	$	5,090,078
Failed to deliver of customers' securities not older than 30 calendar days		3,525,125

TOTAL DEBITS	$	8,615,203

RESERVE COMPUTATION

Excess of total credits over total debits	$	3,070,633
Amount held on deposit in "Reserve Bank Accounts", at the end of the reporting period	$	6,750,000

BETA CAPITAL SECURITIES, LLC
RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2020

	Debits	Credits
Totals per respondent's unaudited Form X-17a-5 Part II filing	$ 8,709,876	$10,045,258
Changes due to audit adjustments		
(Decrease) in customer cash and margin accounts	(94,676)	-
Increase in free credit balances in customer accounts	-	1,640,575
Adjusted Totals	$ 8,615,200	$11,685,833

Note: The Company computes the determination of reserve requirements under Rule 15c3-3 on a settlement date basis.

BETA CAPITAL SECURITIES, LLC
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2020

The following schedule is being amended as of December 10, 2021 as the "Exception" was not included in the original filing.

Except as noted below, there are no customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

Exception:
Customer owned securities totaling $110,693,575 shares of money market mutual funds, valued at $1 per share, are held at 2 foreign custodians that are not considered valid control locations in accordance with SEC Rule 15c3-3(c)(4)/01 (the "Rule") as of December 31, 2020. As required by the Rule, the Company had not filed timely applications to the SEC for recognition of these foreign custody locations. The applications were filed in August 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE COMPLIANCE REPORT

To the Board of Directors of Beta Capital Securities, LLC

We have examined Beta Capital Securities, LLC's statements, included in the accompanying Compliance Report, that (1) Beta Capital Securities, LLC's internal control over compliance was not effective during the most recent fiscal year ended December 31, 2020; (2) Beta Capital Securities, LLC's internal control over compliance was not effective as of December 31, 2020; (3) Beta Capital Securities, LLC was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2020; and (4) the information used to state that Beta Capital Securities, LLC. was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from Beta Capital Securities, LLC's books and records.

Beta Capital Securities, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Beta Capital Securities, LLC with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13 or FINRA Rule 2231 which require account statements to be sent to the customers of Beta Capital Securities, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Beta Capital Securities, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Beta Capital Securities, LLC's internal control over compliance was effective as of December 31, 2020 and during fiscal year then ended; Beta Capital Securities, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020 was derived from Beta Capital Securities, LLC 's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Beta Capital Securities, LLC 's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Beta Capital Securities, LLC 's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying compliance report, three material weaknesses have been identified in Beta Capital Securities, LLC's internal control over compliance during the most recent fiscal year ended December 31, 2020 as well as at December 31, 2020.

1. There was no control designed or operating effectively covering the preparation and review process for the required reserve computations made under 17 C.F.R. §§ 240.15c3-3(e). This material weakness had been previously reported but not effectively corrected.



2. There was no control designed or operating effectively concerning the supervision and review of the quarterly securities counts under 17 C.F.R. §§ 240.17a-13. This material weakness had been previously reported, but not effectively corrected.

3. There was no control designed or operating effectively for obtaining and maintaining valid control location letters for certain customer owned mutual funds under 17 C.F.R. §§ 240.15c3-3(c).

In our opinion, because of the material weaknesses referred to above, Beta Capital Securities, LLC's internal control over compliance was not effective during the most recent fiscal year ended December 31, 2020 or at December 31, 2020. In our opinion, Beta Capital Securities, LLC's statements that Beta Capital Securities, LLC complied with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2020; and that the information used to state that Beta Capital Securities, LLC was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from Beta Capital Securities, LLC's books and records are fairly stated, in all material respects.

Beta Capital Securities, LLC's "Management Comment" included in the accompanying Compliance Report, is information supplemental to the Compliance Report's requirements. We did not audit Beta Capital Securities, LLC's "Management Comment" information, and accordingly, we express no opinion on it.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

Miami, Florida
March 15, 2021

Beta Capital Securities LLC
Compliance Report

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Beta Capital Securities LLC ('BCS" or "the Company") is a registered broker-dealer, subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR § 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 CFR § 240.17a-5(d)(1) and (3), BCS states as follows:

(1) The Company has not established and maintained effective Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended December 31, 2020. Material weaknesses have been identified in the internal control over compliance as follows:

- There was no control designed or operating effectively covering the preparation and review process for the required reserve computations made under 17 C.F.R. §§ 240.15c3-3(e).
- There was no control designed or operating effectively concerning the supervision and review of the quarterly securities counts under 17 C.F.R. §§ 240.17a-13.
- There was no control designed or operating effectively for obtaining and maintaining valid control location letters for certain customer owned mutual funds under 17 C.F.R. §§ 240.15c3-3(c).

(3) The Company's Internal Control Over Compliance was not effective as of the end of the most recent fiscal year ended December 31, 2020. The material weaknesses referred to above also existed at December 31st, 2020.

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2020; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Management Comment:

Non-compliance as reflected above was identified.

The Company implemented improvements to the Reserve Computation effective March 26th, 2020 and enhanced them to incorporate additional recommendations made by our regulator in August 2020. The Company notes that the internal control deficiency pertaining to the Reserve Calculation at the end of year was deemed to exist due to a bond redemption entry on December 31st, 2020 that was resolved on January 4th, 2021.   While the Company considers that the appropriate levels of controls were in place to

mitigate the risks, the Company will take immediate action to improve the controls related to the computation of reserve requirements by adding an additional control to support the detection of any timing or cut-off issues.

Additionally, the Company's quarterly count was performed accurately and on a timely basis during the period covered by this report as in previous year. The Internal control was further enhanced last year, by incorporating the supervision and review of the quarterly securities count, by the Firm's Chief Compliance Officer, who is an external individual from the Operations Department.

The Firm has implemented a new procedure to properly document the validity of all custody control location letters by reaching out to all custodians on a yearly basis, confirming that all control location letters remain valid for the current year.

Beta Capital Securities LLC

I, Noelia Povedano, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.



By: Noelia Povedano

Title: CEO

March 15th, 2021

**REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED
BY CFTC REGULATION 1.16**

To the Board of Directors of Beta Capital Securities, LLC

In planning and performing our audit of the financial statements of Beta Capital Securities, LLC (the Company) as of and for the year ended December 31, 2020, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such compliance with practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3(mm)), we did not review the practices and procedures followed by the Company in making the following:

> 1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;
>
> 2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as discussed below, we identified a deficiency in internal control that we consider to be a material weakness.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis. We consider the following deficiency in the Company's internal control to be a material weakness:

A material amount of cash was received at the end of December 2020 related to customer securities transactions that settled prior to year-end but were not credited to the respective customer accounts until after year-end. While it is not unusual, due to the timing of securities settlements and the posting of transactions in the Company's books and records and customer ledgers, there was not an effective internal control over financial reporting in place to effectively capture the actual amounts of liabilities to customers in the proper period for the Company's financial and regulatory reporting. This internal control deficiency did not have any affect the Company's net capital, results of operations or its ability to safeguard customer or firm assets.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2020, to meet the CFTC's objectives.



KAUFMAN ROSSIN
cpa • advisors

This report is intended solely for the information and use of the board of directors, management, the CFTC, the NFA, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co., P.A.

Miami, Florida
March 15, 2021

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